Property and Casualty Reserves for Unpaid Claims and Claim Expenses

Domestic. The Company's domestic subsidiaries maintain reserves to cover their estimated ultimate liability for unpaid claims and claim expenses with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of unpaid claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation and new concepts of liability. The inherent uncertainties of estimating claim reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured claim, the reporting of the claim to the primary insurer and, ultimately, to the reinsurer, and the primary insurer's payment of that claim and subsequent indemnification by the reinsurer (the "tail"). As a consequence, actual claims and claim expenses paid may deviate, perhaps substantially, from estimates reflected in the insurance companies' reserves in their financial statements. Adjustments to previously reported reserves for net claims and claim expenses are reflected in the financial statements in the period in which the adjustment occurs.

When a claim is reported to a ceding company, the ceding company's claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. The Company, in turn, typically establishes a case reserve when it receives notice of a claim from the ceding company. Such reserves are based on an independent evaluation by the Company's claims departments, taking into consideration coverage, liability, severity of injury or damage, jurisdiction, an assessment of the ceding company's ability to evaluate and handle the claim, and the amount of reserves recommended by the ceding company. Case reserves are adjusted periodically by the claims departments based on subsequent developments and audits of ceding companies.

In accordance with industry practice, the Company maintains reserves for claims incurred but not reported ("IBNR"). Such reserves are established to provide for future case reserves and loss payments on incurred claims that have not yet been reported to an insurer or reinsurer. In calculating IBNR reserves, the Company uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are based on claim experience and are grouped both by class of business and by accident year. IBNR reserves are also adjusted to take into account certain additional factors, such as changes in the volume of business written, reinsurance contract terms and conditions, the mix of business, claims processing and inflation, that can be expected to affect the Company's liability for claims over time.

International. The Company's international property and casualty reinsurance operations establish their reserves using analytical techniques similar to those utilized by GE Global's domestic subsidiaries. They also maintain IBNR reserves using actuarial and statistical projections. The potential for adverse development of the Company's reserves for its international business, as compared to that of its domestic business, is reduced because the international operations have a relatively low proportion of longer tail exposures. As of December 31, 1997, approximately 2% of the Company's net international reserves ($65 million) related to business acquired by the Company from Assurance Compagniet Baltica Aktiesellskab ("Baltica") in 1988. At the time of the acquisition, the Company obtained from Baltica a 90% loss development guarantee, pursuant to which Baltica is obligated to pay the Company, during 1998, 90% of the amount of claim reserve development (adjusted for certain income and expenses) from 1988 through December 31, 1997.

Reserve Development. The table that follows presents the development of net balance sheet property and casualty liabilities of ERC and subsidiaries for unpaid claims and claim expenses for 1987 through 1997.

Net Liability. The first row of data shows the estimated net liability for unpaid claims and claim expenses at December 31 for each year from 1987 to 1997. The liability includes both case and IBNR reserves as of each year-end date, net of anticipated recoveries from other reinsurers. The rows immediately following the first row of data show cumulative paid data at December 31, as of one year, two years, etc., through up to 10 years of subsequent payments.

Net Liability Re-estimated. The middle rows of data show the re-estimated amount for previously reported net liability based on experience as of the end of each subsequent calendar year's results. This estimate is changed as more information becomes known about the underlying claims for individual years. The cumulative redundancy (deficiency) shown in the table is the aggregate net change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. The amount in the line titled "Redundancy (Deficiency) at December 31, 1997", represents for each calendar year (the "Base Year") the aggregate change in (i) the Company's original estimate of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year compared to (ii) the Company's re-estimate as of December 31, 1997, of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year. A redundancy means that the original estimate was greater than the re-estimate and a deficiency means that the original estimate was less than the re-estimate. By way of example, the deficiency for the year 1994, calculated as of December 31, 1997, represents a deficiency in the Company's original estimate of unpaid claims and claim expenses for 1994 and prior years.

The last seven lines of data present the development of reserves on a "gross of reinsurance" basis, reconciled to the "net of reinsurance basis" shown in the immediately preceding tables.

                                           Changes in Historical Reserves for Unpaid Claims and Claim Expenses
                                               For the Last Ten Years - GAAP Basis as of December 31, 1997

                                                                Year ended December 31,
                         -------------------------------------------------------------------------------------------------------
(In millions)             1987     1988     1989      1990      1991      1992      1993     1994      1995       1996     1997
                         -------------------------------------------------------------------------------------------------------
Net liability for unpaid
   claims and claim
   expenses              $2,620   $3,087   $3,338    $3,579    $3,596    $3,991   $4,525    $5,071    $9,351     $9,458   $9,114
Paid (cumulative) as of:
One year later.......       615      681      706       747       665       802      949     1,115     1,964      1,949      ---
Two years later......     1,006    1,064    1,125     1,119     1,103     1,274    1,602     1,804     3,130        ---      ---
Three years later....     1,314    1,432    1,469     1,524     1,499     1,739    2,054     2,341       ---        ---      ---
Four years later.....     1,553    1,687    1,746     1,772     1,784     2,036    2,424       ---       ---        ---      ---
Five years later.....     1,754    1,919    1,929     1,989     2,008     2,293      ---       ---       ---        ---      ---
Six years later......     1,945    2,065    2,072     2,173     2,208       ---      ---       ---       ---        ---      ---
Seven years later....     2,063    2,221    2,229     2,348       ---       ---      ---       ---       ---        ---      ---
Eight years later....     2,181    2,347    2,380       ---       ---       ---      ---       ---       ---        ---      ---
Nine years later.....     2,284    2,478      ---       ---       ---       ---      ---       ---       ---        ---      ---
Ten years later......     2,394      ---      ---       ---       ---       ---      ---       ---       ---        ---      ---

Net liability
   re-estimated as of:
One year later.......    $2,746    $3,134   $3,390    $3,616    $3,625    $3,919   $4,612    $5,173    $9,192    $9,229      ---
Two years later......     2,861     3,220    3,482     3,583     3,587     4,066    4,656     5,313     8,959       ---      ---
Three years later....     2,941     3,346    3,462     3,564     3,701     4,095    4,793     5,256       ---       ---      ---
Four years later.....     3,057     3,360    3,472     3,654     3,687     4,238    4,747       ---       ---       ---      ---
Five years later.....     3,094     3,406    3,537     3,635     3,818     4,154      ---       ---       ---       ---      ---
Six years later......     3,151     3,470    3,521     3,758     3,771       ---      ---       ---       ---       ---      ---
Seven years later....     3,210     3,494    3,626     3,734       ---       ---      ---       ---       ---       ---      ---
Eight years later....     3,259     3,582    3,608       ---       ---       ---      ---       ---       ---       ---      ---
Nine years later.....     3,324     3,575      ---       ---       ---       ---      ---       ---       ---       ---      ---
Ten years later......     3,321       ---      ---       ---       ---       ---      ---       ---       ---       ---      ---
Redundancy (Deficiency)
   at December 31, 1997    (701)     (488)    (270)     (155)     (175)     (163)    (222)     (185)      392       229      ---
Effect of foreign
   exchange (1)             ---         6       16       (15)      (21)        3       23         8      (352)     (289)     ---
                         ------    ------   ------    ------    ------    ------   ------    ------      ----    ------   ------
Redundancy (Deficiency)
   at December 31, 1997,
   excluding foreign
   exchange              $ (701)   $ (482)  $ (254)   $ (170)   $ (196)   $ (160)  $ (199)   $ (177)     $ 40    $  (60)  $  ---
                         ======    ======   ======    ======    ======    ======   ======    ======      ====    ======   ======

(In millions)                                                              1992     1993      1994       1995      1996      1997
                                                                        ------------------------------------------------------------
Gross liability-end of year............................................   $4,815   $5,312    $6,020    $11,145   $10,869   $10,936
Reinsurance recoverables...............................................      824      787       949      1,794     1,411     1,822
                                                                          ------   ------    ------    -------   -------   -------
Net liability-end of year..............................................    3,991    4,525     5,071      9,351   $ 9,458   $ 9,114
                                                                          ------   ------    ------    -------   -------   -------
Gross re-estimated liability-latest....................................    5,210    5,766     6,352     10,808    11,033       ---
Re-estimated reinsurance recoverables..................................    1,056    1,019     1,096      1,849     1,804       ---
                                                                          ------   ------    ------    -------   -------   -------
Net re-estimated liability-latest......................................    4,154    4,747     5,256      8,959     9,229       ---
                                                                          ------   ------    ------    -------   -------   -------
Gross redundancy (deficiency)..........................................     (395)    (454)     (332)       337      (164)      ---
Effect of foreign exchange (1).........................................        3       24         7       (457)     (363)      ---
                                                                          ------   ------    ------    -------   -------   -------
Gross redundancy (deficiency) excluding foreign exchange...............   $ (392)  $  430    $ (325)   $  (120)  $  (527   $   ---
                                                                          ======   ======    ======    =======   =======   =======

(1) The results of the Company's international operations translated from functional currencies into U.S. dollars are included with the Company's U.S. underwriting operations in this table from 1988 to 1996. The foreign currency translation impact on the cumulative redundancy (deficiency) arises from the difference between reserve developments translated at the exchange rates at the end of the year in which the liabilities were originally estimated, and the exchange rates at the end of the year in which the liabilities were re-estimated.

Note: For a description of the purpose of the above table and the various table sections, please refer to the immediately preceding section entitled "Reserve Development."

A number of major trends that occurred within the insurance industry, the economy in general and several Company-specific factors have had a significant effect on the Company's liabilities for unpaid claims and claim expenses during the period covered by the preceding table. The claims and claim expenses reserve deficiencies developed to December 31, 1997, as reflected in the preceding table, included reserve deficiencies of approximately $236 million in 1987, $161 million in 1988, $110 million in 1989, $78 million in 1990 and $54 million in 1991 related to the general liability business on the books of Puritan Excess and Surplus Lines Insurance Company ("PESLIC") before the Company's acquisition of PESLIC in 1994. Prior to 1994, PESLIC was owned by GE Capital. Additionally, beginning in 1985, the Company strengthened the reserves for its excess liability and workers' compensation business for qualified self-insured employers. Claims and claim expenses reserve development in the mid 1980's in these businesses reflected the inadequate premium rates which resulted from intense competition in the market during that period.

In the late 1980's, the reinsurance market generally reacted to the rate deficiencies and the resulting claims and claim expenses reserve development by increasing rates and strengthening claims and claim expenses reserves. This is reflected, with respect to the Company, in the significant reductions in the reserve deficiencies in recent years.

To a lesser degree, development of asbestos and environmental claims has affected the Company's results. Higher than anticipated levels of inflation in certain lines of reinsurance businesses has also had an adverse effect on liabilities for claims and claim expenses, particularly in excess of loss reinsurance. Partially offsetting the above factors is favorable development in recent years in medical professional liability and facultative casualty businesses as well as an increase in net retentions by ceding companies.

The reconciliation of property and casualty reserves for unpaid claims and claim expenses on a GAAP basis for each of the years indicated is shown below.

                                                                           Year ended December 31,
                                                                   -------------------------------------
 (In millions)                                                       1997            1996          1995
                                                                   -------------------------------------
Gross reserves at beginning of year......................          $10,869         $11,145       $ 6,020
Reinsurance recoverables.................................            1,411           1,794           949
                                                                   -------         -------       -------
Net reserves at beginning of year........................            9,458           9,351         5,071
                                                                   -------         -------       -------
Net incurred related to:
   Current year..........................................            2,438           2,763         2,638
   Prior years...........................................               71             106           104
                                                                   -------         -------       -------
   Total net incurred....................................            2,509           2,869         2,742
                                                                   -------         -------       -------

Net payments related to:
   Current year..........................................              612             485           295
   Prior years...........................................            1,949           1,990         1,426
                                                                   -------         -------       -------
   Total net payments....................................            2,561           2,475         1,721
                                                                   -------         -------       -------

Acquired businesses' net unpaid claims and
   claim expenses........................................              ---             ---         3,313

Foreign exchange and other...............................             (292)            (287)         (54)
                                                                   -------          -------      -------
Net reserves at end of year..............................            9,114            9,458        9,351
Reinsurance recoverables.................................            1,822            1,411        1,794
                                                                   -------          -------      -------
Gross reserves at end of year............................          $10,936          $10,869      $11,145
                                                                   =======          =======      =======

The liabilities for claims and claim expenses in the preceding table include long-term disability claims that are discounted at a 6% rate. As a result of discounting the Company's long-term disability claims, total liabilities for claims and claim expenses have been reduced by an estimated 3% at December 31, 1997 and 1996. The amortization of discount is included in current operating results as part of the development of prior year liabilities.

For the years ended December 31, 1997, 1996 and 1995, long-term disability discounts accrued as a percentage of claims, claim expenses and policy benefits were approximately 1%, 5% and 5%, respectively, and discounts amortized were approximately 1% in 1997, 2% in 1996 and 1% in 1995.

The reconciliation of property and casualty reserves for unpaid claims and claim expenses between statutory basis and GAAP basis for each of the years indicated is shown below:

                                                                           Year ended December 31,
                                                                   -----------------------------------------
 (In millions)                                                       1997             1996           1995
                                                                   -----------------------------------------
Statutory basis U.S. reserves.............................         $ 5,527          $ 5,875         $ 5,758
Adjustments to GAAP basis (1).............................            (118)            (435)           (413)
                                                                   -------          -------         -------
Net GAAP reserves for U.S. companies......................           5,409            5,440           5,345
Net GAAP reserves for non-U.S. companies..................           3,705            4,018           4,006
                                                                   -------          -------         -------
Net GAAP reserves.........................................           9,114            9,458           9,351
Reinsurance recoverables..................................           1,822            1,411           1,794
                                                                   -------          -------         -------
Gross reserves on a GAAP basis............................         $10,936          $10,869         $11,145
                                                                   =======          =======         =======

--------
(1) Statutory basis reserves reclassified to contract deposit liabilities based on risk transfer provisions of FAS No. 113.

Environmental and Asbestos Exposure. Included in the Company's liability for claims and claim expenses are liabilities for environmental and asbestos exposures. These claims and claim expenses are primarily related to policies written prior to 1986 as the policies written since 1986 have tended to explicitly exclude environmental and asbestos risks from coverage and most of the environmental and asbestos exposures arise from risks located in the United States. The Company's international operations have now completed the initial process of identifying environmental and asbestos claims that had been reserved in prior periods but were initially aggregated and coded under other general lines of business rather than being specifically identified as environmental or asbestos claims.

The following table presents the three-year development of claims and claim expenses reserves associated with the Company's asbestos and environmental claims, including case and IBNR reserves.

                                                                           Year ended December 31,
                                                                      --------------------------------
 (In millions)                                                         1997         1996         1995
                                                                      --------------------------------
Gross reserves at beginning of year.......................            $368          $436          $317
Reinsurance recoverables..................................             174           240           178
                                                                      ----          ----          ----
Net reserves at beginning of year.........................             194           196           139

Incurred claims and claim expenses........................              54            19            23
Claim identification and IBNR allocation..................              43 (1)         -            51 (2)
Claims and claim expense payments.........................              22            21            17
                                                                      ----          ----          ----

Net reserves at end of year...............................             269           194           196
Reinsurance recoverables..................................             193           174           240
                                                                      ----          ----          ----
Gross reserves at end of year.............................            $462          $368          $436
                                                                      ====          ====          ====

--------
(1) Prior to 1997, the Company's international operations were unable to identify recorded claim reserves that related to asbestos and environmental exposures, as they were grouped with claim reserves in various lines of business such as general liability. The Company in 1997 is now able to identify the asbestos and environmental claims related to its international operations.

(2) Prior to 1995, the Company's allocation of asbestos and environmental IBNR reserves associated with PESLIC was primarily made on a non-specific basis. As of December 31, 1995, PESLIC specifically allocated IBNR reserves to asbestos and environmental liabilities from a portion of previously established IBNR reserves.

These amounts are management's best estimate, based on currently available information, of claims and claim expense payments and recoveries that are expected to develop in future years. The increase in incurred claims in 1997 is principally due to the inclusion of international environmental and asbestos claim activity for the first time in 1997 as discussed previously.

The Company monitors evolving case law and its effect on asbestos-related illness and toxic waste cleanup claims. Changing domestic and foreign government regulations and legislation, including continuing congressional consideration of federal Superfund law, newly reported claims, new contract interpretations and other factors could significantly affect future claim development. While the Company has recorded its best estimate of its liabilities for asbestos-related illness and toxic waste cleanup claims based on currently available information, it is possible that additional liabilities may arise in the future. It is not possible to estimate with any certainty the amount of additional net claims and claim expenses, or the range of net claims and claim expenses, if any, that is reasonably possible; therefore there can be no assurance that future liabilities will not materially affect the Company's results of operations, cash flows and financial position.

Breast Implant Exposure. The Company has minimal exposure to products liability claims involving silicone breast implants. The Company has, in the past, generally avoided the products liability reinsurance business, specifically pharmaceutical and chemical exposures.

Year 2000 Exposure. The Company is currently monitoring the possibility of Year 2000 related claims arising in the future under specific insurance or reinsurance contracts and will establish liabilities, if appropriate, at such time when sufficient information has been developed to indicate a liability has been incurred and can be reasonably estimated. In addition, the Company is evaluating certain actions which can be taken to mitigate the exposure to such losses. It is not possible to estimate with any certainty the future amount of additional net loss, or the range of net loss, that may arise from Year 2000 issues; therefore, there can be no assurance that future liabilities will not materially affect the Company's results of operations, cash flows or financial position.